Kevin M. Frank	333 Wolf Point Plaza Chicago, IL 60654 United States
To Call Writer Directly:		Facsimile:
+1 312 862 3373	+1 312 862 2000	+1 312 862 2200
kevin.frank@kirkland.com
www.kirkland.com

July 28, 2025

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeff Gordon

Melissa Gilmore

Bradley Ecker

Asia Timmons-Pierce

Re:	Firefly Aerospace Inc.

Registration Statement on Form S-1

Submitted July 11, 2025

File No. 333-288646

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, Firefly Aerospace Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”) Amendment No. 1 to the Registration Statement on Form S-1 (the “Revised Registration Statement”).

On behalf of the Company, we are writing to respond to the comment raised in the letter to the Company, dated July 23, 2025, from the staff of the SEC (the “Staff”) relating to the Registration Statement on Form S-1 previously filed with the Staff on July 11, 2025. The Company’s response below corresponds to the caption and number of that comment (which are reproduced below in bold and italics). Where applicable, we have also referenced in the Company’s response set forth below the appropriate page numbers of the updated prospectus contained in the Revised Registration Statement (the “Prospectus”) that address the Staff’s comment. In addition to addressing the comment raised by the Staff in its letter, the Company has revised the Revised Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

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Securities and Exchange Commission

July 28, 2025

Form S-1 filed July 11, 2025

General

1.

We note your multi launch agreement with Lockheed Martin that includes up to 25 missions over the next five years. We note Alpha’s launch experienced a mishap during your April 2025 launch and the FAA grounded Alpha until further notice. Please update your disclosures to disclose this launch failure, impact of the launch failure on your business and any updates on the FAA investigation. Please update your summary, risk factor and any other relevant section of your prospectus.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure throughout the Revised Registration Statement to include additional detail on the launch failure of Alpha, the impact of the launch failure on its business and certain other updates on the FAA investigation, including, but not limited to, the bolded language added on page 14 of the Revised Registration Statement below:

We may encounter a range of challenges associated with launch failures, including potential regulatory delays, which could affect our operations and business outcomes. For example, on April 29, 2025 an anomaly occurred during our Alpha mission that launched from Vandenberg Space Force Base in California. As a result, the Federal Aviation Administration (“FAA”) is requiring us to conduct a mishap investigation before we can conduct further launches, which investigation is ongoing. A return to flight for Alpha is dependent upon FAA approval following their determining that any system, process, or procedure related to the mishap does not affect public safety. Until such approval is provided, we will not be able to conduct further Alpha launches, which will adversely affect our revenues. While we believe the FAA will provide its approval, there is no guarantee that we will receive such approval from the FAA in a timely manner, if at all, and any delay in such approval could have a material adverse effect on our business, financial condition, and results of operations. See “Risk Factors—Risks Related to Our Business—We have in the past and may in the future experience delayed launches, launch failures, failure of our launch vehicles, landers, or orbital vehicles to reach their planned orbital locations, significant increases in the costs related to launches of launch vehicles, landers, or orbital vehicles, and insufficient capacity available from third-party providers of launch services with whom we partner. Any such issue could result in the loss of our launch vehicles, landers, or orbital vehicles or cause significant delays in their deployment, which could harm our business, financial condition, and results of operations” and “Risk Factors—

Securities and Exchange Commission

July 28, 2025

Risks Related to Our Business—Any inability to operate Alpha at our anticipated launch rate could adversely impact our business, financial condition, and results of operations.”

We hope that the foregoing has been responsive to the Staff’s comment. Should you have any questions relating to any of the foregoing, please feel free to contact Kevin M. Frank at (312) 862-3373 or, in his absence, Ashley Sinclair at (312) 862-3928.

Sincerely,

/s/ Kevin M. Frank
Kevin M. Frank

cc:	Jason Kim

Chief Executive Officer, Firefly Aerospace Inc.